

February 3, 2011

Mr. Thomas E. Mills
President, Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer
AMP Productions, Ltd.
1440-3044 Bloor Street West
Toronto, Ontario
Canada M8X 2Y8

> **Re: AMP Productions, Ltd.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 000-51824**

Dear Mr. Mills:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

General

1. In future filings, please include your current file number on the cover page.

Forward-Looking Statements

2. In future filings, please delete references to the Private Securities Litigation Reform Act as the safe harbors provided in that Act are not available to penny-stock issuers.

Our Business

3. We note that disclosure in this section is substantially identical to disclosure in the Form S-1 declared effective in September 2008, and has not been updated to reflect recent events. In future filings, please include a discussion of the developments in your business since the beginning of the fiscal year for which the report is filed. Refer to the Instructions to Form 10-K and Item 101(h) of Regulation S-K.

4. In future filings, to the extent your auditor has expressed substantial doubt about your ability to continue as a going concern, please prominently disclose this qualification in this section and disclose your viable plans to overcome your financial difficulties. Refer to section 607.02 of the Financial Reporting Codification.

Item 7. Management's Discussion and Analysis

Financial Condition, Liquidity and Capital Resources

5. In future filings, please revise to quantify the accumulated recurring losses and net cash outflows described in the first paragraph of this section.

6. We note that your president has "undertaken to provide such financing as may be required..." Please tell us whether there is an agreement, whether written or oral, in this regard. If so, please file the agreement, or a description if the agreement is oral, as an exhibit to your future filings.

Item 13. Certain Relationships and Related Transactions

7. In future filings, please conform your disclosure to the requirements of Item 404(d) of Regulation S-K. In particular, identify the company controlled by your director, describe the transaction by which you became indebted to your director, disclose the largest amount outstanding and amount of principal paid in the period for which disclosure is provided, and disclose the rate or amount of interest payable on the indebtedness.

8. Additionally, file the agreement evidencing this debt as an exhibit to future filings or advise.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Exhibit 31.1
9. Please revise the certification filed as Exhibit 31.1 to include the introductory language of paragraph 4 and the language of paragraph 4(b) of that certification, referring to the certifying officers' responsibility for designing, establishing and maintaining internal control over financial reporting, as required by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 if you have questions regarding comments on legal matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief